Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker
Chicago, Illinois 60606
September 15, 2009
Mr. Sonny Oh
Securities and Exchange Commission
Office of Investment Management – Division of Insurance Products
100 F Street, N.E.
Washington, D.C. 20549

Re:	Van Kampen Life Investment Trust Preliminary Proxy Statement
Dear Mr. Oh:
          Thank you for your telephonic comments regarding the Preliminary Proxy Statement (the “Preliminary Proxy Statement”) of Van Kampen Life Investment Trust (the “Trust”), on behalf of its series, Money Market Portfolio (the “Portfolio”), filed with the Securities and Exchange Commission (the “Commission”) on September 4, 2009 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the General Rules and Regulations of the Commission promulgated thereunder (the “General Rules and Regulations”). On behalf of the Portfolio, we have summarized your comments to the best of our understanding, below which we have provided responses to those comments. Where changes were necessary in response to your comments, they are reflected in the Trust’s Definitive Proxy Statement (the “Definitive Proxy Statement”), which will be filed pursuant to Section 14(a) and the General Rules and Regulations on or about September 15, 2009.

Comment 1	In the second answer under “Questions & Answers,” please move the sentence stating that “distributions will be paid in cash” to after the first sentence in the paragraph.

Response 1	The Portfolio has revised the disclosure as requested.

Comment 2	In the sixth answer under “Questions & Answers,” please confirm the accuracy of the following statement: “If you do not return a voting instruction card at all, the shares attributable to your contract will be voted in the same proportion as shares for which instructions have been received from other owners of registered annuity and variable life insurance contracts of your insurance company.” If the statement is accurate, please supplementally disclose the legal basis for the statement.

Response 2	The Portfolio confirms the accuracy of the statement. The Trust operates in accordance with an exemptive order permitting shares of the Trust to be held by variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies. American Capital Life Investment Trust, et al, (August 23, 1990; IC-17695). Condition 6 to the exemptive order states that “Each participating insurance company will votes shares of the [Trust] held in its separate accounts for which no timely voting instructions from contract are received, as well as shares it owns, in the same proportion as those shares for which voting instructions are received.”

Comment 3	In the section entitled “Proposal: Liquidating and Dissolving the Portfolio Pursuant to a Plan of Liquidation and Dissolution — Reasons for the Liquidation and Dissolution,” please expand the discussion to state what conclusions the Board reached regarding the individual factors it considered.

Response 3	The Portfolio respectfully submits that the disclosure currently in the section referenced accurately reflects that conclusion reached by the Board. The disclosure states the following: “In light of all of the foregoing factors (and not relying on any single factor or group of factors alone), the Board and the Adviser believe that it would be in Shareholders’ best interests to liquidate and dissolve the Portfolio.” Thus, the Portfolio believes that no additional disclosure is necessary.

Comment 4	In the section entitled “Proposal: Liquidating and Dissolving the Portfolio Pursuant to a Plan of Liquidation and Dissolution — Description of the Liquidation Plan and Related Transactions,” please revise the second and fourth paragraphs to discuss the relevance of the proposed liquidation on shareholders as distinct from Record Holders.

Response 4	The Portfolio has added a cross reference to the section of the Proxy Statement where such information is currently disclosed.

Comment 5	In the section entitled “Proposal: Liquidating and Dissolving the Portfolio Pursuant to a Plan of Liquidation and Dissolution — Shareholder Approval,” confirm that the vote required to liquidate the Portfolio complies with applicable state law requirements.

Response 5	The Portfolio is a series of the Trust, which is organized as a Delaware statutory trust. Delaware statutory trust law does not establish a shareholder voting requirement for the dissolution of a series of a Trust, but states that the Trust’s “governing instrument may contain any provision relating to the management of the business and affairs of the statutory trust, and the rights, duties and obligations of the trustees, beneficial owners and other persons, which is not contrary to any provision or requirement [the Delaware Statutory Trust Act].” The Trust’s Agreement and Declaration of Trust provides that “[t]he liquidation of the

Trust (or any particular Series) may be authorized by vote of a Majority of the Trustees, subject to the affirmative vote of “a majority of the outstanding voting securities” of that Series, as the quoted phrase is defined in the 1940 Act.”

Comment 6	In the section entitled “Voting and Meeting Requirements,” please expand the discussion in seventh paragraph to state whether both affirmative and negative votes will be voted in favor of adjournment in the event that sufficient votes to approve the proposal are not received at the meeting.

Response 6	The Portfolio has revised the disclosure as requested.

Comment 7	Provide disclosure regarding the Administrator of the Portfolio as required pursuant to Item 22(a)(3)(i) of Schedule 14A, if applicable. Or, if an entity already identified in the Proxy Statement also serves as Administrator, include a statement to that effect.

Response 7	The Portfolio has added the disclosure required by Item 22(a)(3)(i) of Schedule 14A as applicable.

Comment 8	Provide the disclosure required by Item 23 of Schedule 14A, if applicable.

Response 8	The Trust is not relying on Rule 14a-3(e)(1) under the Exchange Act in its delivery of Proxy Statements to Record Holders. Therefore, the Portfolio does not believe that the disclosure required by Item 23 of Schedule 14A is not applicable.
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     The adequacy and accuracy of disclosure in the filing is the responsibility of the Trust. The Trust acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing. The Trust acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments may not be asserted as a defense in any proceeding which may be brought by the Commission or any person under the United States federal securities laws with respect to this matter. The Trust acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosures in the filing.
     Should you have any questions concerning our responses to your comments, please direct them to Elisa Mitchell at (630) 684-6724 or the undersigned at (312) 407-0863.
Sincerely,
/s/ Charles B. Taylor

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